NR10-34	October 7, 2010

International Tower Hill Continues Expansion of the Core Zone at Depth at the Livengood Project, Alaska

Core Zone Infill Drilling Continues to Define Large, Higher Grade (+1 g/t Gold) Internal Zone (200 x 1000 metres) and Extensions at Depth

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM) is pleased to announce the results from the latest 20 holes completed in its 50,000-metre Summer 2010 Livengood Exploration Program (Fig. 1).  The infill portion of the Summer program is focused on conversion of resources to the measured and indicated categories as well as testing the down dip extension potential of the deposit.  The Company is currently operating seven drills at Livengood (three RC and four core rigs).

Highlights of the ongoing 2010 work program at Livengood include:

  Infill drilling continues to improve the definition of large higher grade areas within the overall deposit as indicated by holes MK-RC-0410 (97.5 metres of 1.11 g/t gold) and MK-RC-0414 (134.1 metres of 1.32 g/t gold) in the Core Zone.  A higher grade area (+1 g/t gold) is being established in the Core Zone that is approximately 200 metres wide and a kilometre long.  This expansion of the near surface higher grades reported last month (NR10-31) is anticipated to be the focus of initial production.
  The Money Knob deposit at Livengood continues to expand laterally and several of the recent drill holes indicate a significant expansion of the Core Zone at depth.
  The Company’s pre-feasibility study is underway with ongoing hydrological studies, surface mine facility location analysis, phase 2 metallurgical studies (optimizing milling and heap leaching recoveries), deposit-scale geotechnical studies, and continuing environmental baseline data collection.

Core Zone Expansion at Depth

The Company’s recent Preliminary Economic Analysis (NR10-32) shows that the potential pit would economically mine the June, 2010 estimated indicated and inferred resource to the bottom of the existing drilling.  Extending the mineralization below the current drill depth will increase the global resource and could likely expand the in-pit resource and increase mine life.  Several drill holes from the Core Zone reported in this news release have returned intercepts below the previous base of drilling indicating that the Livengood ore zone continues at depth.  Significant new intersections (Table 1) at depth include 45.7 metres at 0.9g/t gold (333.8 to 379.5 metres down hole) in MK-RC-0410 and 44.2 metres at 0.9 g/t gold (266.7-310.9 metres), 15.2 metres at 1.0 g/t gold (313.9-329.2 metres) and 10.7 metres at 1.0 g/t gold (333.8-344.4 metres), all in MK-RC-0411.  These extensions could expand future pit designs and increase the contained ounces proposed to be mined.

Sunshine Zone
Northwest
Core Zone
Lillian
Tower
Money Knob
Southwest
Olive
10-59
10-57
415
419
423
426
409
420
422
424
414
411
410
417
427
413
412
416
418
421
Drill Holes
June 2010 Resouce
Previously Reported
This news release
Drilled, assays pending
Cum. Grade Thickness
50 g/t x m
100 g/t x m
150 g/t x m
200 g/t xm
0
0.35
0.7
kilometres

Figure 1 : Locations of new assay results and current cumulative grade thickness map.
Grade thickness contours are plotted relative the collar locations shown.

Table 1: Significant Livengood New Intercepts*

*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.

Drill Hole	From (metres)	To (metres)	Thickness (metres)	Gold (g/t)	Area
MK-RC-0409	44.20	60.96	16.76	0.47	Sunshine (infill)
	67.06	80.77	13.71	1.01
includes	77.72	80.77	3.05	1.77
	172.21	184.40	12.19	0.55

MK-RC-0410	201.17	298.70	97.53	1.11	Core (infill)
includes	205.74	224.03	18.29	1.73
includes	252.98	260.60	7.62	2.11
includes	266.70	274.32	7.62	1.39
includes	284.99	292.61	7.62	1.24
	307.85	323.09	15.24	0.65
includes	313.94	316.99	3.05	1.75
	333.76	379.48	45.72	0.93
includes	342.90	345.95	3.05	3.78
includes	362.71	374.90	12.19	1.56

MK-RC-0411	111.25	121.92	10.67	0.61	Core (infill)
	141.73	169.16	27.43	0.65
	188.98	195.07	6.09	3.21
	219.46	262.13	42.67	0.81
includes	220.98	228.60	7.62	1.74
	266.70	310.90	44.20	0.86
includes	278.89	291.08	12.19	1.89
	313.94	329.18	15.24	1.04
	333.76	344.42	10.66	1.00

MK-RC-0412	82.30	88.39	6.09	0.55	Olive

MK-RC-0413	257.56	259.08	1.52	3.19	Money Knob

MK-RC-0414	13.72	50.29	36.57	0.86	Core (infill)
	56.39	190.50	134.11	1.32
includes	76.20	89.92	13.72	2.29
includes	97.54	111.25	13.71	2.45
includes	115.82	121.92	6.10	2.34
includes	135.64	140.21	4.57	1.84
includes	153.92	175.26	21.34	2.26
	195.07	204.22	9.15	0.56
	214.88	233.17	18.29	0.99
includes	214.88	217.93	3.05	3.17
	237.74	260.60	22.86	0.61
	262.13	283.46	21.33	0.38

MK-RC-0415	106.68	112.78	6.10	1.54	Tower
includes	106.68	109.73	3.05	2.43
	123.44	134.11	10.67	0.78
	262.13	274.32	12.19	0.30
	277.37	306.32	28.95	0.38
	316.99	333.76	16.77	0.55
	338.33	347.47	9.14	0.67
	382.52	396.24	13.72	0.48

MK-RC-0416	156.97	166.12	9.15	0.93

MK-RC-0417	18.29	32.00	13.71	1.10	Core (infill)
includes	19.81	24.38	4.57	2.57
	48.77	196.60	147.83	0.82
includes	100.58	103.63	3.05	1.85
includes	128.02	138.68	10.66	2.09
	214.88	228.60	13.72	0.56
	280.42	291.08	10.66	0.53
	312.42	320.04	7.62	0.97
	324.61	352.04	27.43	0.43

MK-RC-0418	150.88	166.12	15.24	0.54	Olive
	172.21	199.64	27.43	0.94
includes	182.88	185.93	3.05	2.51

MK-RC-0419	47.24	54.86	7.62	0.92	Tower
	248.41	256.03	7.62	0.92

MK-RC-0420	138.68	149.35	10.67	0.68	Lillian (lost hole)

MK-RC-0421	134.11	143.26	9.15	0.55	Olive
	256.03	262.13	6.10	1.15
includes	259.08	262.13	3.05	2.06
	326.14	335.28	9.14	0.58

MK-RC-0422	117.35	124.97	7.62	1.44	Lillian
includes	137.16	140.21	3.05	2.60
	131.06	140.21	9.15	1.10
	152.40	172.21	19.81	0.52

MK-RC-0423	12.19	24.38	12.19	0.75	Tower
includes	21.34	24.38	3.04	1.88
	333.76	344.42	10.66	2.70
includes	335.28	338.33	3.05	8.53

MK-RC-0424	51.82	76.20	24.38	0.57	Core (infill)
	120.40	179.83	59.43	0.60
	324.61	333.76	9.15	0.72

MK-RC-0426	13.72	21.34	7.62	0.67	Tower

MK-RC-0427	92.96	102.11	9.15	0.55	Core (infill)
	117.35	128.02	10.67	0.66
	143.26	213.36	70.10	1.01
includes	158.50	161.54	3.04	3.43
includes	172.21	181.36	9.15	3.23
	217.93	233.17	15.24	0.54
	237.74	252.98	15.24	0.45

MK-10-57	0.00	37.49	37.49	0.44	Sunshine(infill)
	48.92	92.05	43.13	0.89
includes	67.67	75.29	7.62	2.05
	97.11	116.13	19.02	0.56
	117.96	193.85	75.89	0.96
includes	140.82	146.91	6.09	3.02
includes	173.05	177.39	4.34	3.48
	198.73	211.07	12.34	0.53
	212.29	234.60	22.31	0.43
	238.80	254.05	15.25	1.22
	257.37	267.16	9.79	0.99
includes	258.47	264.86	6.39	1.32
	312.51	324.42	11.91	0.45

MK-10-59	211.77	219.56	7.79	1.52	Tower (infill)
	223.11	240.41	17.30	0.72
	243.48	250.24	6.76	0.76
	261.40	276.45	15.05	0.69

Livengood Project Highlights

  Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time.  The latest resource estimate (as at June 22, 2010) of 409 Mt at an average grade of 0.83 g/t gold (10.9Moz Indicated) and 94 Mt at an average grade of 0.79 g/t gold (2.4Moz Inferred), both at a 0.5 g/t gold cut-off grade, makes Livengood one of the largest new gold discoveries in North America.
  The Core and Sunshine Zones together account for most of the higher grade mineralization (Indicated Resources of 202 Mt at an average grade of 1.07 g/t gold and Inferred Resources of 40 Mt at an average grade of 1.06 g/t gold, based on a cut-off grade of 0.70 g/t gold) and will form the basis for starter pit design work.
  Ongoing metallurgical studies are focusing on the potential use of milling, with a flotation-gravity circuit, which has returned initial recoveries to a concentrate of 89%, thus offering significant potential for operational and capital cost savings.  Test data for conventional whole ore milling with a gravity-CIL system produced initial recoveries of 76% (See NR10-19).  Optimization work is ongoing for these processing alternatives, as they have the potential to make significant positive impact on project economics.
  The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.
  No major permitting hurdles have been identified to date.
  The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.
  ITH controls 100% of its approximately 145 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors, all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101.  He is a member of SME, AusIMM and SAIMM.  Mr. Brechtel is not independent of ITH, as he is the COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048), of the Company, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company focused on the ongoing development of the advanced, multimillion-ounce gold discovery at Livengood in Alaska.  ITH is committed to the aggressive development of the Livengood Project, thereby giving its shareholders the maximum value for their investment.

On behalf of

INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

Shirley Zhou, Manager - Corporate Communications

Email: szhou@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604) 638-3246 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the completion of a pre-feasibility study at Livengood, the potential for a production decision to be made regarding Livengood, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”).  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.